Exhibit 2.8

THIS EXTENDING LETTER is made this 30 day of September 2021

BETWEEN:

(A)	Genius Group Ltd , a public company duly organized and operating under the Laws of Singapore, having its registered seat at 8 Amoy Street, #01-01 Singapore 049950 represented by Roger James Hamilton (the “Purchaser”)

(B)	David Raymond HITCHINS (the “Seller”) holds 50 (fifty) common shares of the New Zealand Company Education Angels in Home Childcare Limited with registered seat in 23 Cornwall Street, Lower Hutt, Wellington, 5010, NZ

(C)	Angela STEAD (the “Seller”) holds 50 (fifty) common shares of the New Zealand Company Education Angels in Home Childcare Limited with registered seat in 23 Cornwall Street, Lower Hutt, Wellington, 5010, NZ

Hereinafter referred to as a “Seller” or “Party”, and collectively, “the Sellers” or “the Parties”).

WHEREAS

(A)	The Purchaser and the Sellers entered into a Share Purchase Agreement (the “Agreement”) dated 22 October 2020, amended by the Agreement dated 5 August 2021, pursuant to which the Purchaser proposed to acquire the entire issued share capital of Education Angels in Home Childcare Limited.

(B)	Pursuant to this Extending Letter, the Sellers and the Purchaser have agreed to extend the Agreement.

NOW IT IS AGREED as follows:

1.	This Extending Letter is supplemental to the Agreement. Except as expressly mentioned by this Extending Letter, the Agreement shall remain in full force and effect. Terms defined in the Agreement shall have the same meaning in this Extension Letter unless otherwise provided by this Extending Letter.

2.	The Agreement is hereby amended by mutual written consent of the undersigned parties pursuant to Section 12.6 of the Agreement as follows:

(i)	Section 1 Point 1.1 (g) (Definitions) is amended by changing the date of “ December 31, 2021” to “September 30, 2021”;

(ii)	Section 5 Point 5.1 is amended by changing the date of “ March 31, 2021” to “December 31, 2021”;

(iii)	Section 9 Point 9.1 is amended by changing the date of “ March 31, 2021” to “December 31, 2021”;

(iv)	Section 9 Point 9.1 (b) is amended by changing the date of “ March 31, 2021” to “December 31, 2021”;

4.	This Extension Letter may be executed in one or more counterparts, each of which shall be an original but which together (including facsimile or scanned exchanged signed counterparts) shall constitute the same agreement.

5.	This Extension Letter shall be governed by and construed in accordance with the laws of Singapore and the parties hereto hereby submit to the non-exclusive jurisdiction of the Courts of Singapore.

AGREED by the Parties hereto the day and year first above written

SIGNED by:

Genius Group Ltd.

By:	/s/ Roger James Hamilton
Name:	Roger James Hamilton
Title:	CEO

SIGNED by:

David Raymond HITCHINS

By:	/s/ David Raymond Hitchins
Name:	David Raymond Hitchins
Title:	Director

Angela STEAD

By:	/s/ Angela Stead
Name:	Angela Stead
Title:	Director

THIS EXTENDING LETTER is made this 5 day of August 2021

BETWEEN:

(A)	Genius Group Ltd , a public company duly organized and operating under the Laws of Singapore, having its registered seat at 8 Amoy Street, #01-01 Singapore 049950 represented by Roger James Hamilton (the “Purchaser”)

(B)	David Raymond HITCHINS (the “Seller”) holds 50 (fifty) common shares of the New Zealand Company Education Angels in Home Childcare Limited with registered seat in 23 Cornwall Street, Lower Hutt, Wellington, 5010, NZ

(C)	Angela STEAD (the “Seller”) holds 50 (fifty) common shares of the New Zealand Company Education Angels in Home Childcare Limited with registered seat in 23 Cornwall Street, Lower Hutt, Wellington, 5010, NZ

Hereinafter referred to as a “Seller” or “Party”, and collectively, “the Sellers” or “the Parties”).

WHEREAS

(A)	The Purchaser and the Sellers entered into a Share Purchase Agreement (the “Agreement”) dated 22 October 2020.

(B)	Pursuant to this Extending Letter, the Sellers and the Purchaser have agreed to extend the Agreement.

NOW IT IS AGREED as follows:

1.	This Extending Letter is supplemental to the Agreement. Except as expressly mentioned by this Extending Letter, the Agreement shall remain in full force and effect. Terms defined in the Agreement shall have the same meaning in this Extension Letter unless otherwise provided by this Extending Letter.

2.	The Agreement is hereby amended by mutual written consent of the undersigned parties pursuant to Section 12.6 of the Agreement as follows:

(i)	Section 1 Point 1.1 (g) (Definitions) is amended by changing the date of “March 31, 2021” to “September 30, 2021”;

(ii)	Section 5 Point 5.1 is amended by changing the date of “ March 31, 2021” to “September 30, 2021”;

(iii)	Section 9 Point 9.1 is amended by changing the date of “ March 31, 2021” to “September 30, 2021”;

(iv)	Section 9 Point 9.1 (b) is amended by changing the date of “ March 31, 2021” to “September 30, 2021”;

4.	This Extension Letter may be executed in one or more counterparts, each of which shall be an original but which together (including facsimile or scanned exchanged signed counterparts) shall constitute the same agreement.

5.	This Extension Letter shall be governed by and construed in accordance with the laws of Singapore and the parties hereto hereby submit to the non-exclusive jurisdiction of the Courts of Singapore.

AGREED by the Parties hereto the day and year first above written

SIGNED by:

Genius Group Ltd.

By:	/s/ Roger James Hamilton
Name:	Roger James Hamilton
Title:	CEO

SIGNED by:

David Raymond HITCHINS

By:	/s/ David Raymond Hitchins
Name:	David Raymond Hitchins
Title:	Director

Angela STEAD

By:	/s/ Angela Stead
Name:	Angela Stead
Title:	Director

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (“Agreement”) is entered into on Thursday 22nd October, BETWEEN:

Genius Group Ltd (the “Purchaser”) having its business address at 8 Amoy Street, #01-01 Singapore 049950 represented by Roger James Hamilton

and

David Raymond HITCHINS (the “Seller”) holds 50 (fifty) common shares of the New Zealand Company Education Angels in Home Childcare Limited with registered seat in 23 Cornwall Street, Lower Hutt, Wellington. 5010, NZ

Angela STEAD (the “Seller”) holds 50 (fifty) common shares of the New Zealand Company Education Angels in Home Childcare Limited with registered seat in 23 Cornwall Street, Lower Hutt, Wellington, 5010, NZ

Hereinafter referred to as a “Seller” or “Party”, and collectively, “the Sellers” or “the Parties”.

RECITALS

WHEREAS:

A.	Genius Group (hereinafter referred to as “GG”) is a Public Limited Company duly incorporated and operated under the Laws of Singapore that is acquiring and integrating other companies to grow globally.

B.	David Raymond HITCHINS (the “Seller”) holds 50 (fifty) common shares of the New Zealand Company Education Angels in Home Childcare Limited.

C.	Angela STEAD (the “Seller”) holds 50 (fifty) common shares of the New Zealand Company Education Angels in Home Childcare Limited.

D.	Education Angels in Home Childcare Limited, (hereinafter referred to as “EA”) is a Company duly incorporated and operated under the Law of New Zealand (hereinafter referred to as “EA”). EA provides home based childcare and education for children up to 5 years old in New Zealand.

E.            The authorized share capital of EA is divided into 100 Shares.

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F.	As on the Effective Date, the Sellers hold and owns 100 Shares, in the aggregate constituting 100% of the Share Capital of EA.

G.	The Purchaser desires to acquire the Sale Shares constituting 100% of the share capital in EA. Consequently, the Purchaser has offered to acquire the Sale Shares from the Sellers and the Sellers have agreed to sell and transfer the said Sale Shares (free from all Encumbrances and together with all rights, title and interest therein on the terms and conditions set forth in this Agreement) to the Purchaser for the Purchase Price.

H.	The Sale Shares shall represent 100% (one hundred percent) of the Share Capital of EA.

I.	The Sellers, EA, and the Purchaser have agreed to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement.

NOW THEREFORE, in consideration of the above recitals, the representations, warranties, covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are now acknowledged, the Parties agree as follows:

1.	DEFINITIONS

1.1.	Defined Terms

The terms below have the following meanings when used in this Agreement in capitalized form unless otherwise expressed:

a.	“Affiliate” means with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such Person.

b.	“Agreement” or “the Agreement” or “this Agreement” shall mean this Share Purchase Agreement and shall include the recitals [and/or schedules attached hereto], and the contracts, certificates, disclosures and other documents to be executed and delivered pursuant hereto, if any and any amendments made to this Agreement by the Parties in writing.

c.	“Board” or “Board of Directors” shall mean and include the Board of Directors of EA or any committee thereof, as constituted from time to time.

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d.	“Business Day” means any day other than a Saturday, a Sunday, a public holiday or a day on which banking institutions are authorized or obligated by Law to be closed.

e.	“Claims” means any demand, claim, action, cause of action, notice, suit, litigation, prosecution, mediation, arbitration, enquiry, assessment or proceeding made or brought by or against a Party, however arising and whether present, unascertained, immediate, future or contingent, losses, Liabilities, Damages, costs and expenses, including reasonable legal fees and disbursements in relation thereto;

f.	“Closing” shall have the meaning ascribed to it in Section 5.1.

g.	“Closing Date” shall mean the date on which the closing occurs, which shall be on or before 31 March 2021.

h.	“Conditions Precedent” means the conditions precedent to Purchaser’s purchase of the Sale Shares as set out in this Agreement.

i.	“Damages” means (a) any and all monetary (or where the context so requires, monetary equivalent of) damages, fines, fees, penalties, Losses, and out-of-pocket expenses (including without limitation any liability imposed under any award, writ, order, judgment, decree or direction passed or made by any Person), (b) subject to applicable Law, any punitive, or other exemplary or extra contractual damages payable or paid in respect of any contract, and (c) amounts paid in settlement, interest, court costs, costs of investigation, reasonable fees and expenses of legal counsel, accountants, and other experts, and other expenses of litigation or of any Claim, default, or assessment.

j.	“Effective Date” means the date of execution of this Agreement.

k.	“Encumbrance” with respect to any property or Asset or securities, shall mean (i) any mortgage, charge (whether fixed or floating), pledge, Lien, hypothecation, assignment, deed of trust, security interest, equitable interest, title retention agreement, voting trust agreement, commitment, restriction or limitation or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person , including without limitation any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of se-curity under applicable Law, (ii) any voting agreement, interest, option, pre-emptive rights, right of first offer, refusal or transfer restriction in favor of any Person and (iii) any adverse claim as to title, possession or use; “Encumber” and “Encumbered” shall be construed accordingly;

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l.	“GG Shares” – means Shares of the Public Limited Company Genius Group with registered seat in Singapore.

m.	“USD”, “US Dollars” means the lawful currency of United States of America

n.	“Indemnified Party” has the meaning set out in Section 7.1.

o.	“Indemnifying Party” has the meaning set out in Section 7.1.

p.	“Intellectual Property” means collectively or individually, the following worldwide rights relating to intangible property, whether or not filed, perfected, registered or recorded and whether now or hereafter existing, filed, issued or acquired: (a) patents, patent applications, patent disclosures, patent rights, (b) rights associated with works of authorship, including without limitation, copyrights, copyright applications, copyright registrations; (c) rights in trademarks, trademark registrations, and applications thereof, trade names, service marks, service names, logos, or trade dress; (d) rights relating to the protection of trade secrets and confidential information; (e) internet domain names, Internet and World Wide Web (WWW) URLs or addresses; (f) all other intellectual, information or proprietary rights anywhere in the world including rights of privacy and publicity, rights to publish information and content in any media.

q.	“Law” or “Laws” shall mean any statute, law, regulation, ordinance, rule, Court Order, notification, order, decree, bye-law, permits, licenses, approvals, consents, authorizations, government approvals, directives, guidelines, requirements or other governmental restrictions, or any similar form of decision of, or determination by, or any interpretation, policy or administration, having the force of law of any of the foregoing, by any authority having jurisdiction over the matter in question, whether in effect as of the date of this Agreement or thereafter;

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r.	“Liabilities” means with respect to any person any direct or indirect liability. Indebtedness, obligation, expense, deficiency, guaranty or endorsement of or by such person of any type, known or unknown, and whether accrued, absolute, contingent, unmatured, matured, otherwise due or to become due.

s.	“Losses” means any and all losses, Liabilities, Claims, damages, write downs, reductions in value (including reduction in the value of the Sale Shares), costs (including costs of any assessment, investigation, defense, settlement or proceedings in respect of Tax or any other legal proceedings), expenses (including reasonable legal costs and attorneys’ fees) or other obligations.

t.	“Purchase Price” means either 2x annual revenue in 2019 or 2020 (whichever is higher) of EA, with payment in shares of GG towards the acquisition of the Sale Shares.

u.	“Sale Shares” means 100 shares constituting 100% of the share capital of EA.

v.	“Share or Shares” means ordinary equity share of no nominal value of EA.

w.	“Shareholders” shall mean the shareholders of EA;

x.	“Shareholder Loans” means the loans as specified in the Appendix 1.

y.	“Share Purchase” has the meaning set out in Section 2.1.

z.	“Transaction” means this the transfer of Purchased Shares for the Purchase Price determined in this Agreement;

aa.	“Transaction Documents” means this Agreement and any other agreement, document, certificate, consent, undertaking or instrument delivered by the Parties and/or their Affiliates pursuant to or in connection with this Agreement including the Shareholders Agreement.

bb.	“Transfer” (including with correlative meaning, the terms “Transferred by” and “Transferability”) shall mean to transfer, sell, assign, pledge, hypothecate, create a security interest in or lien on, place in trust (voting or otherwise), exchange, gift or transfer by operation of Law or in any other way subject to any Encumbrance or dispose of, whether or not voluntarily;

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1.2.	Interpretation

In this Agreement:

a.	Words denoting any gender shall be deemed to include all other genders;

b.	Words importing the singular shall include the plural and vice versa, where the context so requires;

c.	The terms “hereof”, “herein”, “hereby”, “hereto” and other derivatives or similar words, refer to this entire Agreement or specified Sections of this Agreement, as the case may be;

d.	Reference to the term “Section” shall be a reference to the specified Section or Schedule of this Agreement;

e.	Any reference to “writing” includes printing, typing, lithography and other means of reproducing words in a permanent visible form.

f.	The term “directly or indirectly” means directly or indirectly through one or more intermediary persons or through contractual or other legal arrangements, and “direct or indirect” shall have correlative meanings;

g.	All headings and sub-headings of Sections, and use of bold typeface are for convenience only and shall not affect the construction or interpretation of any provision of this Agreement;

h.	Reference to any legislation or Law or to any provision thereof shall include references to any such Law as it may, after the Effective Date, from time to time, be amended, supplemented or re-enacted, and any reference to statutory provision shall include any subordinate legislation made from time to time under that provision;

i.	Reference to the word “include” or “including” shall be construed without limitation;

j.	Terms defined in this agreement shall include their correlative terms;

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k.	Time is of the essence in the performance of the Parties’ respective obligations. If any time period specified herein is extended, such extended time shall also be of essence;

l.	References to the knowledge, information, belief or awareness of any Person shall be deemed to include the knowledge, information, belief or awareness of such Person after examining all information which would be expected or required from a Person of ordinary prudence;

m.	All references to this Agreement or any other Transaction Document shall be deemed to include any amendments or modifications to this Agreement or the relevant Transaction Document, as the case may be, from time to time;

n.	Reference to days, months and years are to calendar days, calendar months and calendar years, respectively, unless defined otherwise or inconsistent with the context or meaning thereof; and

o.	Any word or phrase defined in the recitals or in the body of this Agreement as opposed to being defined in Section 1.1 shall have the meaning so assigned to it, unless the contrary is expressly stated or the contrary clearly appears from the context.

2.	PURCHASE AND SALE OF SALE SHARES, OTHER TRANSACTION CONDITIONS

2.1.	The Sellers declare and warrant that they are the shareholders of EA, and the legal and beneficial owners of Sale Shares which are free and clear from all Encumbrances together with all rights, title, interest and benefits appertaining thereto, the full balance sheet together with all bank balances, assets and liabilities other than those covered in the inclusions (the “Share Purchase”), for the Purchase Price which is 2x annual revenue in 2019 or 2020 (whichever is higher) of EA, with payment in shares of GG. This will be a minimum of NZ$ 3 million, and will be adjusted based on the 12 month trailing revenues as of the date of completion. The transfer of shares will be at price of US$ 34.87 per GG share. Since then, GG has grown and finalized plans for its IPO on NYSE American in Q1 2021. The final price will be set once the full year’s revenue has been confirmed and verified.

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2.2.	The Purchaser shall pay the Purchase Price to the Seller as follows:

a.	The Shareholder Loans shall be adjusted according to the balance sheet in Appendix 1 at the Execution Date; and

b.	The outstanding amount shall be calculated by deducting the Shareholders Loan stipulated in point 2.2a above from the Purchase Price and shall be paid within 14 days of the Closing Date.

2.3.	The Sellers hereby agree and warrant that pursuant to the receipt of the Purchase Price from Purchaser on the Closing Date, the title of the Sale Shares, shall pass on to the Purchaser, free of all Encumbrances whatsoever and together with all legal rights and advantages now and hereafter attaching or accruing thereto, so that the Purchaser will upon the Transfer of the Sale Shares in its name, receive full legal and beneficial ownership thereof.

2.4.	EA will maintain its brands and autonomy as a group company of GG. After the Transaction EA will operate as its own business, with its own leadership team, with all inter-company work being billed out, and with the ability to continue on its growth plans - now accelerated - to achieve on its own mission. For EA, a merger gives immediate access to our digital sales & marketing expertise, and with immediate demand from the current GG network, enabling them to grow its revenues and team globally.

2.5.	For the avoidance of doubt, Parties acknowledge, that the Share Purchase includes all rights, title, interest and benefits appertaining thereto, Books and Records, and the Assets and Liabilities as detailed in Appendix 1 hereto. The purchase also includes all contracts, intellectual property, goodwill and ongoing operations of EA, subject to compliance with the relevant data protection laws.

2.6.	Share Purchase does not include any loans, as the case maybe, granted by the Shareholders of EA to the Company as well as liabilities related to credit cards of the Directors or Shareholders of EA which are expressly excluded by the Parties in this Share Purchase Agreement. The Parties agreed that the Purchase Price shall include the balance sheet together with the overdraft as stipulated in the Appendix 1 to this Agreement. For the avoidance of doubt, the overdraft shall be settled by GG on the Closing Date.

2.7.	Angela Stead is expected to remain actively involved in the leadership and management of EA for at least five years from the completion date if not longer, while a leadership team and succession plan is built for the business.

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The Sellers also agree not to sell all or part of their shares in GG for a period of at least 6 months in the case of David Hitchins and 12 months in the case of Angela Stead from the Closing Date and to abide by any rules or restrictions imposed by NYSE American on shareholders as part of the IPO process.

2.8.	The Purchaser shall use their best endeavours to ensure that the IPO occurs no later than 31 March 2021. The Seller shall not be obliged to give warranties or indemnities in connection with the IPO.

2.9.	The Seller shall abide by any rules or restrictions imposed by NYSE American on the Seller as part of the IPO process.

3.	CONDITIONS PRECEDENT

3.1.	It is expressly agreed by the parties that the closing of the transaction contemplated by this Agreement is conditional upon the (i) filing a notification to New Zealand Overseas Investment Office and receiving no objection to the intended merger (ii) file a notification to the Ministry of Education and receiving the clear declaration regarding the possibility of transferring the educational licences. In the event that the foregoing conditions is not satisfied on, or before, the date of the Closing, the Closing shall not occur, this Agreement shall automatically terminate without obligation or liability of either party.

3.2.	The Seller’s Conditions Precedent to Closing. The obligations of the Purchaser to purchase and pay for the Sale Shares on Closing Date are subject to the satisfaction, or waiver in writing by the Purchaser at or prior to the Closing, of the following conditions.

a.	Compliance with obligations. EA and the Sellers shall have performed and complied in all respects with all agreements, obligations and conditions contained in the Agreement that are required to be performed or complied with on or before Closing and shall have obtained all approvals, consents and qualifications necessary to complete the sale and purchase of the Sale Shares;

b.	Consents and Waivers. The Sellers or EA (as the case may be) will have obtained all necessary consents, waivers and no-objections in writing from any Person as may be required under any applicable Law or contract or otherwise for the execution, delivery and performance of the Transaction Documents, including without limitation, Consents, waivers and no-objections;

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c.	No Proceedings. No administrative, investigatory, judicial, quasi judicial or arbitration proceedings shall have been brought by any Person seeking to enjoin, or seek Damages from any party in connection with the sale and purchase of the Sale Shares, and no order, injunction, or other action shall have been issued, pending or threatened, which involves a challenge or seeks to or which prohibits, prevents, restrains, restricts, delays, makes illegal or otherwise interferes with the consummation of any of the transactions contemplated under the Agreement and the Transaction Documents;

d.	Capital Structure and Shareholding. No change in the capital structure of EA or shareholding of the Sellers or rights attached to the Shares shall have occurred other than pursuant to the Transaction Documents.

e.	Corporate Actions. The Board shall have approved the execution of the Transaction Documents by EA;

f.	Execution of Transaction Documents. All Transaction Documents, other than this Agreement, shall have been duly executed, stamped and delivered by the parties thereto.

g.	Accuracy of Warranties. A certificate, dated as of Closing Date, executed by the Sellers, certifying that the warranties set out in Section 5 are true and correct; and

3.3.	The Purchaser’s Conditions Precedent to Closing. The obligations of the Sellers to sell the Sale Shares on Closing Date are subject to the satisfaction, or waiver at or prior to the Closing, of the following conditions.

a.	Compliance with obligations. The Purchaser shall have performed and complied in all respects with all agreements, obligations and conditions contained in the Agreement that are required to be performed or complied with on or before Closing and shall have obtained all approvals, consents and qualifications necessary to complete the sale and purchase of the Sale Shares;

b.	Consents and Waivers. The Purchaser will have obtained all necessary consents, waivers and no-objections in writing from any Person as may be required under any applicable Law or contract or otherwise for the execution, delivery and performance of the Transaction Documents, including without limitation, Consents, waivers and no-objections;

c.	Execution of Transaction Documents. All Transaction Documents, other than this Agreement, shall have been duly executed, stamped and delivered by the parties thereto.

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3.4.	Each of the Parties shall take all steps necessary to fulfil the Conditions Precedent promptly and expeditiously. If any of the Conditions Precedent is not fulfilled, the non-defaulting Party shall have the right, but not the obligation, to terminate this Agreement by written notice to EA and upon issuance of such written notice, this Agreement shall ipso facto terminate, save for any terms of this Agreement which are expressly stated to survive the termination of this Agreement.

3.5.	Immediately upon fulfilment (or waiver on a case to case basis, as applicable) of all the Conditions Precedent, (i) the Sellers and the Company shall provide written confirmation to the Purchaser and (ii) the Purchaser shall provide written confirmation to the Sellers and EA.

3.6.	Co-operation. The Parties shall co-operate with each other in good faith and provide all requisite assistance for the satisfaction of any of the Conditions Precedent upon being reasonably requested to do so by the other Party. If any Party becomes aware of anything which will or may prevent any of the Conditions Precedent the relevant Party shall notify the other Party in writing as soon as practicable.

4.	PRE CLOSING ACTIONS

4.1.	Between the Effective Date and the Closing, except as expressly permitted or required by this Agreement or with the prior written consent of the Purchaser, EA and the Sellers shall:

a.	not directly or indirectly initiate or engage in discussions or negotiations with any other Person for the purpose of any transactions in respect of any Shares or Assets of EA, including creation of any interest, direct, indirect, current, future or contingent, in the Shares or Assets of EA;

b.	not carry out any action or omission which may affect the proposed transaction under this Agreement or which may reduce or dilute the effective shareholding of the Purchaser upon Closing or which may change the shareholding of the Sellers;

c.	not pass any resolution of the Shareholders or Board, which is inconsistent with any provision of, or transactions contemplated under, the Transaction Documents;

d.	carry-on the Business only in the ordinary course of business;

e.	comply with all applicable Laws relating to the Business;

f.	not make any amendments to the Constitution of EA except as contemplated in this Agreement; and

g.	not agree or otherwise commit to take any of the actions described in the foregoing sub sections (a) through (f).

4.2.	Reporting requirements. During that period, EA and the Sellers shall promptly advise the Purchaser in writing of any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate, has had or may reasonably be expected to have a Material Adverse Effect.

4.3.	Access to Board Meetings, Documents, Etc. The Sellers and EA shall allow the Purchaser and its representatives to have reasonable access until the Closing Date to EA, Books and Records, and other relevant documents necessary for the Transaction.

4.4.	No Actions to Cause Representations and Warranties to be Untrue. During the Effective Date and the Closing Date, except as otherwise expressly contemplated in the Transaction Documents or agreed in writing by the Purchaser, the Sellers and EA shall not take, or agree or otherwise commit to take, any of the foregoing actions or any other action that if taken would reasonably be expected to cause any of the representations or warranties set out in Section 6 to be untrue.

5.	CLOSING, DELIVERY AND PAYMENT

5.1.	Closing. Subject to the satisfaction or waiver of the Conditions Precedent to Closing, their continued satisfaction or waiver immediately prior to Closing, Closing shall take place virtually and, unless agreed otherwise between the Parties, will occur immediately prior to the IPO.

5.2.	Closing Payment and Actions. At Closing, in exchange for the Sale Shares and the delivery or performance by Sellers of all those documents, items and actions as may be required to enable the Purchaser to be the legal and registered owner of the Sale Shares, the Purchaser shall pay to the Sellers, the Purchase Price in shares of Genius Group.

5.3.	In order to include the financial performance of EA for both 2020 and 2021 in the calculation of the purchase price, NZ$ 3 million of the Purchase Price shall be paid by issuing GG Shares on Closing Date at the rate stated in Section 2 Point 2.1 above , and the remainder of the purchase price shall be paid in 2022 based on the results of the 2021 financials of EA, to be paid within 30 days of the 2021 financials being filed and approved, and the final purchase price will be subject to any increase in annual revenues in 2021. Parties acknowledge that the balance sheet is subject to changes due to the course of the business.

5.4.	At Closing the following events shall take place:

a.	The Sellers shall deliver to the Purchaser the share certificate(s) representing the Sale Shares sold by such Seller, accompanied by duly stamped and executed share transfer form.

b.	The Sellers shall cause EA to convene a meeting of the Board of Directors for:

i.	taking on record the duly executed and stamped share transfer forms in respect of the Sale Shares; and

ii.	approving the Share Purchase of Sale Shares from the Sellers to the Purchaser;

c.	Company shall make the necessary filings under applicable Law and execute all other documents as may be necessary for the conclusive Transfer of the Sale Shares in the name of the Purchaser; Company shall make the necessary entries in its register of members and register of share transfer to record the Transfer of the Sale Shares from the Sellers to the Purchaser.

d.	EA shall adopt the Amended Constitution of EA, in form and manner satisfactory to the Purchaser in a meeting of the shareholders of EA;

5.5.	Deliverables at Closing. At the Closing EA shall deliver to the Purchaser the following documents:

a.	Certified extract of the resolutions passed by the Board approving the transfer of the Sale Shares from the Sellers to the Purchaser.

b.	Certified extract of the register of members and the share transfer register of the EA evidencing the entries relating to the transfer of the Sale Shares from the Sellers to the Purchaser.

c.	Certificate, dated as of the Closing Date, executed by EA and the Sellers, certifying that the representation and warranties made by the Sellers and EA as set out in this Agreement are true and correct as of the Closing.

d.	A certificate, dated as of the Closing executed by EA and the Sellers, certifying to the fulfilment of the Effective Date Deliverables set forth in this Agreement.

e.	Share certificate(s) with respect to the Sale Shares with endorsement of name of the Purchaser on the same.

f.	letter form New Zealand Overseas Investment Office with no objections toward the intended acquisition;

g.	letter from the Ministry of Educations with no objections toward the intended acquisition confirming the education licences are in force

h.	Any other document as may be reasonably required by the Purchaser pursuant to Closing under this Agreement.

5.6.	Upon Closing, the Purchaser shall hold 100% Shares of EA.

5.7.	The obligations of each of the Parties in this Section are interdependent on each other. Closing shall not occur unless all of the obligations specified in this Section are complied with and are fully effective. Notwithstanding anything to the contrary, all transactions contemplated by this Agreement to be consummated at the Closing shall be deemed to occur simultaneously and no such transaction shall be deemed to be consummated unless all such transactions are consummated.

6.	REPRESENTATIONS AND WARRANTIES

6.1.	Representation and Warranties of the Sellers. The Sellers and EA represents and warrants to the Purchaser that each of the statements set out below (Warranties of the Sellers) is now and will be true and accurate as of the Effective Date (which representations and warranties shall be deemed to be repeated as of the Closing Date by reference to the facts and circumstances then existing as if references in such representations and warranties to the Effective Date were references to the Closing Date).

6.2.	Authorization by Sellers. This Agreement has been duly authorized, executed and delivered by the Sellers and creates legal, valid and binding obligations of the Sellers, enforceable in accordance with its terms. No consent, approval or authorization of any Person or entity is required in connection with the Sellers execution or delivery of this Agreement or the consummation by the Sellers of the transactions contemplated by this Agreement, except for the approval of the Board to the transfer of the Sale Shares from the Sellers to the Purchaser.

6.3	Organization. EA is a Company duly organized and validly existing under the Law of New Zealand, has full corporate power and authority to carry on its business as it is currently being conducted and to own, operate and holds its assets as, and in the places where, such Assets are currently owned, operated and held.

6.4.	Share Ownership Etc.

a.	Sellers are owners of the Sale Shares. The Sellers has the sole voting power, sole power of disposition and the sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Sale Shares proposed to be transferred by the Sellers hereunder, with no limitations, qualifications or restrictions on such rights.

b.	All of the Sale Shares held by the Sellers are fully paid and beneficially owned by the Sellers free and clear from all Encumbrances, and the Sellers has full right, power and authority to sell, transfer, convey and deliver to the Purchaser good, valid and marketable title to the Sale Shares held by the Sellers in accordance with the terms of this Agreement.

c.	The Sale Shares held by the Sellers are not the subject matter of any claim, action, suit, investigation or other proceeding or Judgment or subject to any prohibition, injunction or restriction on sale under any decree or order of any Governmental Authority.

d.	The Sale Shares held by the Sellers were legally acquired, and validly owned and held by the Sellers. The Sellers represent that the Sale Shares held by them were acquired and are held in compliance with the applicable Law and subject to appropriate approvals by any Government Authority.

e.	There are no outstanding or authorized obligations, rights including allotment, pre-emptive rights, rights of first refusal pursuant to any existing agreement warrants, options, or other agreements including voting agreements, contracts, arrangements entered into by the Sellers and binding upon EA, of any kind that gives any Person the right to purchase or otherwise receive the Sale Shares (or any interest therein).

f.	There are no options, agreements or understandings (exercisable now or in the future and contingent or otherwise) which entitle or may entitle any Person to create or require to be created any right or Encumbrance over the Sale Shares being transferred by it.

g.	Sellers confirms that they have not directly or indirectly entered into any arrangement or agreement with any Person to sell, dispose-off or otherwise deal with the Sale Shares held by the Seller.

h.	Sellers has not, nor has anyone authorized on his behalf, done, committed or omitted any act, deed, matter or thing whereby any of the Sale Shares owned by the Sellers are or may be forfeited or extinguished.

i.	No Taxes are required to be deducted at source or withheld by the Purchaser under Law from payments to be made to the Sellers for the Sale Shares;

j.	Upon the completion of the transaction contemplated under this Agreement, the Purchaser shall as of the Closing Date holds 100% of the issued and paid up share capital EA.

6.5.	No Conflicts. The execution, delivery and performance of and compliance with this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not:

a.	violate, conflict with, result in or constitute a default under, result in the termination, cancellation or modification of, accelerate the performance required by, result in a right of termination under, or result in any loss of benefit under: (i) any material contract to which the Sellers or EA is a party; (ii) a material permit/license; (iii) any agreements relating to the Indebtedness of EA, or the Sellers (v) any agreements entered into between any or the Sellers or EA or any of their respective Affiliates;

b.	violate or conflict with any Law to which EA, the Sellers or any of their respective property is subject;

i.	violate the provisions of the charter documents of EA; or

ii.	impose any Encumbrances on the Sale Shares or the EA Assets.

6.6.	No Proceedings. There are no legal or governmental proceedings pending to which either of the Sellers or EA is a party or to which any of the property of either of the Sellers or EA or Sale Shares is subject, and which in either case could reasonably be expected to have an adverse effect on the power or ability of either of the Sellers or EA to perform theirs obligations under this Agreement.

6.7.	The Sellers hereby represent, warrant and undertake to the Purchaser that the warranties set forth in this Agreement are true, correct, complete and accurate as on the Closing Date and further acknowledges that the Purchaser is entering into this Agreement relying on the said warranties.

6.8.	Purchasers Warranties. The Purchaser hereby represents and warrants to the Sellers and EA as follows:

a.	It has all requisite power and authority to enter into this Agreement, to perform its obligations there under and to consummate the transaction contemplated hereby. The execution and delivery of this Agreement by the Purchaser and the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby, have been duly authorized by all necessary actions.

b.	This Agreement constitutes valid, legally binding and enforceable obligations of the Purchaser.

c.	It has financial resources to undertake its obligations and payment of Purchase Price under the Agreement.

6.9.	Each of the Parties shall give the other Parties prompt notice in writing of any event, condition or circumstance (whether existing on or before the Effective Date or arising thereafter) that would cause any of their respective warranties to become untrue or incorrect or incomplete or inaccurate or misleading in any respect, that would constitute a violation or breach of any of the warranties as of any date from the effective Date or that would constitute a violation or breach of any terms and conditions contained in this Agreement. This requirement shall not prejudice the right of the Parties to terminate this Agreement pursuant to a breach of the terms or to seek indemnity for any breach of the warranties. Each Party undertakes to notify the other Parties promptly after becoming aware of such event, in any event no later than 10 (ten) days after becoming aware of such event.

6.10.	Each of the warranties shall be construed as a separate representation, warranty, covenant or undertaking, as the case may be, and shall not be limited by in- ference from the terms of any other representation or warranty or by any other term of this Agreement.

6.11.	Except as expressly stated, no representation made by the Parties shall be deemed to qualify any other representation made by them.

7.	INDEMNIFICATION AND DAMAGES

7.1.	In consideration of the purchase of the Sale Shares by the Purchaser from the Sellers hereunder, agrees to indemnify, defend and hold harmless, the other non-defaulting Party, its Affiliates and each of their respective partners, officers, employees, shareholders, partners, agents, as the case may be (from and against, any and all, damages, Losses, Liabilities, obligations, fines, penalties, levies, action, investigations, inquisitions, notices, suits, judgments, claims of any kind including third party claims, interest, governmental and statutory action, costs, litigation and arbitral costs, taxes or expenses including without limitation, reasonable attorney’s fees and expenses) (collectively referred to as “Loss”) suffered or incurred, directly or indirectly by any Indemnified Party as a result of:

a.	any misrepresentation or inaccuracy in any Warranty made by such defaulting Party, or any failure by such Sellers to perform or comply with any agreement, obligation, liability, representation, warranty, term, covenant or undertaking contained in this Agreement;

b.	any fraud committed by the defaulting Party, at any time;

c.	taxes, costs, and expenses (including reasonable fees and disbursements) arising in respect thereof, arising out of or in connection with any demand by a Governmental Authority against the Indemnified Party in connection with performance of any obligation under this Agreement.

7.2.	In the event EA or the Sellers make any payment pursuant to this Section 7 (Indemnification), the same shall be grossed up to take into account any Taxes, payable by the Indemnified Parties, or deductible by EA, on such payment.

7.3.	The indemnification rights of the Indemnified Parties under this Agreement are independent of, and in addition to, such other rights and remedies as Indemnified Parties may have at Law or in equity or otherwise, including the right to seek specific performance or other injunctive relief, none of which rights or remedies shall be affected or diminished thereby.

7.4.	The Indemnifying Parties acknowledge and agree that any payments to be made pursuant to this Section 7 are not in the nature of a penalty but merely reasonable compensation for the loss that would be suffered, and therefore, each Indemnifying Party waives all rights to raise any claim or defense that such payments are in the nature of a penalty and undertakes that it shall not raise any such claim or defense.

7.5.	The above indemnity shall take effect upon Closing but shall be applicable for any cause originating prior to the Closing and having cause any Loss to the Indemnified Parties.

8.	TERMINATION

8.1.	Each of the Parties shall take all steps necessary to fulfil the Conditions Precedent promptly. Subject to Section 9.2, if the Conditions Precedent are not satisfied, or waived on or before the 31 March 2021 then, the non-defaulting Party may (without limiting their right to claim damages or exercise any other rights and remedies they may have under this Agreement):

a.	terminate this Agreement with immediate effect;

b.	defer Closing to a date being not more than 45 Business Days (unless the parties agree other) following 31 March 2021. If the parties having used their respective reasonable endeavors to effect Closing during the intervening period cannot reach an agreement, the Purchaser may terminate the agreement with immediate effect; or

c.	proceed to Closing as far as practicable.

8.2.	In the event that the planned IPO of GG does not take place as anticipated, the parties will mutually agree to either proceed with the acquisition without the IPO, in which event the purchase price (together with interest accrued thereon) shall be transferred to EA on the date on which the IPO would have occurred, or terminate this Agreement with the immediate effect. In this case GG shall transfer the Purchase Shares to the Sellers.

8.3.	Any termination of this Agreement shall be without prejudice to any rights and obligations of the Parties accrued or incurred prior to the date of such termination, which shall survive the termination of this Agreement.

9.	CONFIDENTIALITY

9.1.	Confidentiality:

a.	Each Party shall keep all information relating to each other Party, information relating to the transactions herein and this Agreement (collectively referred to as the “Information”) confidential. None of the Parties shall issue any public release or public announcement or otherwise make any disclosure concerning the Information without the prior approval of the other Party; provided however, that nothing in this Agreement shall restrict any of the Parties from disclosing any information as may be required under applicable Law subject to providing a prior written notice of 10 (Ten) Business Days to the other Parties (except in case of regulatory inquiry or examination, and otherwise to the extent practical and permitted by Law) . Subject to applicable Law, such prior notice shall also include (a) details of the Information intended to be disclosed along with the text of the disclosure language, if applicable; and (b) the disclosing Party shall also cooperate with the other Parties to the extent that such other Party may seek to limit such disclosure including taking all reasonable steps to resist or avoid the applicable requirement, at the request of the other Parties.

9.2.	Nothing in this Section 9.1 shall restrict any Party from disclosing Information for the following purposes:

i.	To the extent that such Information is in the public domain other than by breach of this Agreement;

ii.	To the extent that such Information is required to be disclosed by any applicable Law or stated policies or standard practice of the Parties or required to be disclosed to any Governmental Authority to whose jurisdiction such Party is subject or with whose instructions it is customary to comply;

iii.	To the extent that any such Information is later acquired by such Party from a source not obligated to any other Party hereto, or its Affiliates, to keep such Information confidential;

iv.	Insofar as such disclosure is reasonably necessary to such Party’s employees, directors or professional advisers, provided that such Party shall procure that such employees, directors or professional advisors treat such Information as confidential. For the avoidance of doubt, it is clarified that disclosure of information to such employees, directors or professional advisors shall be permitted on a strictly “need-to-know basis”;

v.	To the extent that any of such Information was previously known or already in the lawful possession of such Party, prior to disclosure by any other Party hereto; and

vi.	To the extent that any information, materially similar to the Information. shall have been independently developed by such Party without reference to any Information furnished by any other Party hereto.

vii.	Where other Parties have given their prior approval to the disclosure.

9.3.	Any public release or public announcement (including any press release, conference, advertisement, announcement, professional or trade publication, mass marketing materials or otherwise to the general public) containing references the investment made by the Purchaser in EA, shall require the prior written consent of the Purchaser.

10.	ARBITRATION

10.1.	Any dispute arising out of or in connection with this contract, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration in Singapore in accordance with the Arbitration Rules of the Singapore International Arbitration Centre (“SIAC Rules”) for the time being in force, which rules are deemed to be incorporated by reference in this clause.

10.2.	The Parties agreed that any arbitration commenced pursuant to this clause shall be conducted in accordance with the Expedited Procedure set out in Rule 5.2 of the SIAC Rules.

10.3.	The Tribunal shall consist of one arbitrator.

10.4.	The language of the arbitration shall be English.

10.5.	This clause shall survive the termination of this Agreement.

11.	GENERAL PROVISIONS

11.1.	Survival. The representations and warranties and the Indemnity provisions shall survive the Closing. Any other provision which by virtue of its nature is intended to survive shall survive the termination of this Agreement.

11.2.	Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing expressed or referred to herein will be construed to give any person other than the Parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

11.3.	Assignment. The Parties hereby agree that no assignment of this Agreement will be permitted without the prior written consent of other Parties.

11.4.	Counterparts. This Agreement may be executed in any number of originals or counterparts, each in the like form and all of which when taken together shall constitute one and the same document, and any Party may execute this Agreement by signing any one or more of such originals or counterparts.

11.5.	Notices. Notices, demands or other communication required or permitted to be given or made under this Agreement shall be in writing and delivered personally or sent by prepaid post with recorded delivery, or email addressed to the intended recipient, or to such other address or email number as a Party may from time to time duly notify to the others:

11.6.	Amendments. No amendment or variation of this Agreement shall be binding on any Party unless such variation is in writing and duly signed by all the Parties.

11.7.	Waiver. No waiver of any breach of any provision of this Agreement shall constitute a waiver of any prior, concurrent or subsequent breach of the same or any other provisions hereof, and no waiver shall be effective unless made in writing and signed by an authorized representative of the waiving Party.

11.8.	Severability. Each and every obligation under this Agreement shall be treated as a separate obligation and shall be severally enforceable as such in the event of any obligation or obligations being or becoming unenforceable in whole or in part. To the extent that any provision or provisions of this Agreement are unenforceable they shall be deemed to be deleted from this Agreement and any such deletion shall not affect the enforceability of the remainder of this Agreement not so deleted provided the fundamental terms of this Agreement are not altered.

11.9.	Entire Agreement. This Agreement constitutes the whole agreement between the Parties relating to the subject matter hereof and supersedes any prior arrangements whether oral or written, relating to such subject matter. No Party has relied upon any representation or warranty in entering this Agreement other than those expressly contained herein.

11.10.	Relationship. No Party, acting solely in its capacity as a Shareholder, shall act as an agent of EA or have any authority to act for or to EA.

11.11.	Independent Rights. Each of the rights of the Parties under this Agreement are independent, cumulative and without prejudice to all other rights available to them, and the exercise or non-exercise of any such rights shall not prejudice or constitute a waiver of any other right of a Party, whether under this Agreement or otherwise.

11.12.	Any date or period as set out in any Section of this Agreement may be extended with the written consent of the Parties failing which time shall be of the essence.

11.13.	Governing Law: This Agreement and the relationship between the Parties shall be governed by, and interpreted in accordance with, the Laws of Singapore.

In witness hereof, the Parties’ authorized representatives have executed this Agreement as of the date and year first herein above written.

On behalf of the Seller:		On behalf of the Seller:

By:	/s/ Angela Stead	By:	/s/ David Raymond Hitchins

Printed Name:		Printed Name:
ANGELA STEAD		David Raymond Hitchins

Title:		Title:
Director		Director

On behalf of the Buyer:

By:	/s/ Roger James Hamilton

Printed Name:
Roger James Hamilton

Title:
CEO, GG

APPENDIX ONE - BALANCE SHEET

Balance Sheet

Education Angels in Home Childcare Ltd

As at 30 June 2020

(Amount in NZD)

			Acquired
	30 Jun 2020	Adjustments	Balance Sheet	Details
Assets
Bank
600 - ASB Business A/c - 00	$3,010.41	$-	$3,010.41
602 - ASB Savings A/c - 50	$2,001.77	$-	$2,001.77
603 - ANZ - Current Account	$(96,434.18)	$-	$(96,434.18)
Total Bank	$(91,422.00)	$-	$(91,422.00)
Current Assets
610 - Accounts Receivable	$251,326.37	$251,326.37	$-	Adjustments to the Acquired Balance Sheet
615 - Accrued Income	$112,713.76	$-	$112,713.76
617 - Other Debtors	$50,093.61	$-	$50,093.61
Total Current Assets	$414,133.74	$251,326.37	$162,807.37
Fixed Assets
712 - Furniture and Fittings	$27,774.48	$-	$27,774.48
713 - Less Accumulated Depreciation on F&F	$(22,545.04)	$-	$(22,545.04)
720 - Computer Equipment	$9,550.41	$-	$9,550.41
721 - Less Accumulated Depreciation on Computer Equipment	$(6,987.26)	$-	$(6,987.26)
730 - Motor Vehicle	$141,563.68	$-	$141,563.68
731 - Less Accumulated Depreciation on Motor Vehicle	$(89,249.70)	$-	$(89,249.70)
Total Fixed Assets	$60,106.57	$-	$60,106.57
Non-current Assets
780 - Goodwill	$769,031.52	$-	$769,031.52
Total Non-current Assets	$769,031.52	$-	$769,031.52
Total Assets	$1,151,849.83	$251,326.37	$900,523.46

Balance Sheet

Education Angels In Home Childcare Ltd

As at 30 June 2020

(Amount in NZD)

			Acquired
	30 Jun 2020	Adjustments	Balance Sheet	Details
Liabilities
Current Liabilities
605 - Visa	$27.52	$-	$27.52
800 - Accounts Payable	$34,421.53	$-	$34,421.53
805 - Accrued Liabilities	$3,449.88	$-	$3,449.88
820 - GST	$98,340.86	$-	$98,340.86
824 - Wages & Salary Payable	$60.00	$-	$60.00
825 - PAYE & Kiwisaver Payable	$11,947.53	$-	$11,947.53
826 - Holiday Pay Accrual	$25,949.91	$-	$25,949.91
902 - Loan - UDC Finance	$6,770.12	$-	$6,770.12
904 - Loan - Heartland Bank	$11,049.75	$-	$11,049.75
Total Current Liabilities	$192,017.10	$-	$192,017.10
Non-Current Liabilities
810 - Fees/Payments as Agent - Parent	$(7,584.45)	$-	$(7,584.45)
811 - Fees/Payment as Agent - WINZ	$11,467.89	$-	$11,467.89
900 - Loan - Magic Sparks/Clydestead	$378,176.71	$378,176.71	$-	Adjustments to the Acquired Balance Sheet
940 - Advanced Funding Loan	$35,000.00	$-	$35,000.00
950 - Loan from Winara Trust No 1	$836,638.07	$836,638.07	$-	Adjustments to the Acquired Balance Sheet
958 -IRD - Govt Loan for Business	$31,600.00	$-	$31,600.00
Total Non-Current Liabilities	$1,285,298.22	$1,214,814.78	$70,483.44
Total Liabilities	$1,477,315.32	$1,214,814.78	$262,500.54
Net Assets	$(325,465.49)	$(963,488.41)	$638,022.92

Equity
960 - Retained Earnings	$(451,126.82)	$-	$(451,126.82)
Current Year Earnings	$125,661.33	$(963,488.41)	$1,089,149.74	Adjustments to the Acquired Balance Sheet
Total Equity	$(325,465.49)	$(963,488.41)	$638,022.92